May 20, 2010
VIA EDGAR
Linda B. Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldman Sachs Trust Request for Withdrawal of Post-Effective Amendment No. 238 File Nos. 33-17619 and 811-05349
Dear Ms. Stirling:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Trust (the “Trust”) respectfully requests withdrawal of Post-Effective Amendment No. 238 to the Trust’s Registration Statement on Form N-1A (filing date: April 15, 2010; submission type: 485APOS, Accession Number: 0000950123-10-035236) (“PEA No. 238”).
PEA No. 238 related to a new series of the Trust, the Goldman Sachs Strategic Income Fund (the “Fund”). Due to an error contained in PEA No. 238, the Trust filed Post-Effective Amendment No. 240 (“PEA No. 240”) with respect to the Fund on April 15, 2010. PEA 238 has not yet become effective, and no securities were sold in connection therewith.
Please do not hesitate to contact me should you have any questions or comments concerning this request at (212) 902-0860.
Sincerely,
/s/ Patricia Meyer
Patricia Meyer
Assistant Secretary